SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-33100

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS CORNING

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2013 and 2012 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Toledo, Ohio

June 26, 2014

Owens Corning Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31,
	2013	2012
Assets
Investments - Participant directed (Note 3):
Mutual funds	$574,747,762	$481,387,804
Common collective trust fund	13,458,361	16,430,473
Company common stock and warrants	2,893,448	3,294,378

Total Investments	591,099,571	501,112,655

Notes Receivable from Participants (Note 4)	9,467,062	9,143,457

Net Assets Available for Plan Benefits at Fair Value	600,566,633	510,256,112

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Relating to Fully Benefit-responsive Investment Contracts	(189,445)	(445,590)

Net Assets Available for Plan Benefits	$600,377,188	$509,810,522

The accompanying Notes to the Financial Statements are an integral part of this statement

Owens Corning Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2013	2012
Additions to Net Assets Available for Plan Benefits
Investment income:
Dividends and interest	$23,640,995	$16,255,108
Net realized and unrealized gains on investments (Note 2)	77,146,018	42,512,333

Total investment income	100,787,013	58,767,441

Contributions:
Participants	25,482,153	24,837,786
Owens Corning	18,892,056	19,312,266

Total contributions	44,374,209	44,150,052

Interest on notes receivable from participants	324,394	322,579

Transfers in	2,378,433	487,508

Total additions	147,864,049	103,727,580

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(56,966,239)	(45,030,010)
Transfers out	(277,453)	(156,246)
Administrative income (expense) (Note 1)	(53,691)	25,505

Total deductions	(57,297,383)	(45,160,751)

Net Increase	90,566,666	58,566,829

Net Assets Available for Plan Benefits
Beginning of year	509,810,522	451,243,693

End of year	$600,377,188	$509,810,522

The accompanying Notes to the Financial Statements are an integral part of this statement

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan - Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (collectively, the “Company”), as described in the plan agreement. An eligible employee may elect to enroll in the Plan at any time.

Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses. Annually, the Trustee returns excess participant investment fees that exceed the Trustee’s cost of administration to the Plan as a revenue credit. The revenue credit is available to the Plan to pay plan fees or other expenses. If the Plan does not use the entire credit, the excess is returned to the participants.

Plan investment elections include investments managed primarily by Fidelity Investments and Company common stock. Therefore, these transactions qualify as permitted party-in-interest transactions. Effective October 31, 2013, the Company common stock warrants expired. Effective June 29, 2013, the Company common stock was frozen. On May 30, 2014, the Company common stock shares were liquidated and the proceeds thereof were invested into one or more of the investment funds pursuant to rules established by the Company.

The following descriptions of the Plan provide only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

Plan Contributions - Participants may elect to contribute from 1 percent to 50 percent of their base pay and eligible incentive pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Company provides matching contributions of 100 percent of participants’ contributions up to 6 percent of eligible compensation. All eligible employees also receive an automatic Company contribution to their account in the amount of 2 percent of their eligible compensation per pay period regardless of their individual contribution elections.

All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, the contributions are invested in the appropriate age-based life style Fidelity Freedom Fund.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Included in participant contributions in the accompanying financial statements for the years ended December 31, 2013 and 2012 is $ 2,291,430 and $ 1,161,643, respectively, of rollovers from other plans.

Allocation of Contributions - Participant contributions and Company contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options - Participants elect to have their contributions invested in whole 1 percent increments among the investment elections made available under the Plan. On a daily basis, participants may change their investment elections and contribution rate as well as redistribute their account balances. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation - The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices.

The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices.

Stable Value Fund - The Plan holds the Fidelity Managed Income Portfolio II - a stable value fund. The fund has certain limitations on withdrawals and exchanges as follows:

•

Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•

Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve month written notice to Fidelity Management Trust Company (Fidelity). Fidelity, however, may, in its discretion complete any such plan-level withdrawal before the expiration of such twelve month period. No such notice has been given to Fidelity.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

There are no unfunded commitments or other redemption notice requirements related to this investment.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has issued a determination letter dated July 9, 2012 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the Plan is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the Plan is still exempt from taxation.

Uncertain Tax Positions - In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

Proceedings in the Event of Plan Termination - Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances, including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings or losses on those contributions.

Acquisition Rollover- In January 2014, the Thermafiber 401(k) Plan was merged into the Plan. Total assets merged into the Plan were $5,205,820.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Realized and Unrealized Gains and Losses

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized gains (losses) represent the change in cumulative unrealized gains (losses) on investments since the beginning of the year.

During 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, gained by $ 77,146,018 in 2013 and by $ 42,512,333 in 2012, as follows:

	2013	2012
Net gain in fair value of investments:
Mutual funds	$76,840,115	$41,638,211
Company common stock and warrants*	305,903	874,122

Total	$77,146,018	$42,512,333

*	The Company issued warrants on October 31, 2006 all of which expired on October 31, 2013 and are no longer outstanding as of December 31, 2013.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3 - Significant Plan Investments

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2013:

Fidelity Contrafund K	$83,416,503
Fidelity Low Priced Stock K	$83,284,478
Spartan 500 Index - Institutional Class	$60,447,561
Fidelity Institutional Money Market Portfolio	$47,956,043
Fidelity Diversified International Fund K	$33,869,161
PIMCO Total Return - Institutional Class	$30,991,232

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2012:

Fidelity Low Priced Stock K	$67,931,576
Fidelity Contrafund K	$63,115,037
Fidelity Institutional Money Market Portfolio	$51,123,909
Spartan 500 Index - Institutional Class	$45,440,454
PIMCO Total Return - Institutional Class	$37,985,771
Fidelity Diversified International Fund K	$28,239,587

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Notes Receivable from Participants

Notes receivable from participants represent loans made from the Plan to active participants. Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Notes advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A note can be requested for any reason. Under the Plan’s tems, a borrower has from one to five years to repay the note. Notes transferred into the Plan from other plans are continued under the same terms applicable to the note when it originated. Some of these transferred notes may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 5 - Vesting, Forfeitures, and Distributions

Participants are 100 percent vested in participant contributions and Company contributions when made.

Such vested contributions and earnings thereon are automatically distributable under the required minimum distribution rules upon the April 1st of the year following the year in which the participant attains 70 1/2 years of age or upon the participant’s death, whichever is earlier. If termination of employment occurs for any reason other than death, the participant’s account will become distributable either at 70 1/2 years of age as described above or upon an election for distribution filed with the plan administrator at any time following the participant’s termination of employment.

Participants may withdraw at any time all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants who have attained age 65 and meet minimum service requirements may make withdrawals of Company contributions. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2 or older may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Subsequent to December 30, 1989, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Prior to January 1, 2003, participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company’s contributions and related earnings.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participants in the Plan on or after January 1, 2003 are 100 percent vested in Company contributions. Forfeitures, if any, are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $16,895 and $2,620 for the years ended December 31, 2013 and 2012 respectively.

Note 6 - Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

Note 7 - Fair Value

The Company classifies and discloses plan assets using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013
	Balance at December 31, 2013	Level 1	Level 2
Assets
Mutual Funds
Domestic Equity Funds	$256,887,388	$256,887,388	$—
International	141,239,469	141,239,469	—
Lifecycle	95,065,411	95,065,411	—
Money Market	47,956,043	47,956,043	—
Other	33,599,451	33,599,451	—
Company common stock	2,893,448	2,893,448	—
*Common collective trust fund	13,458,361	—	13,458,361

Total Assets at Fair Value	$591,099,571	$577,641,210	$13,458,361

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012
	Balance at December 31, 2012	Level 1	Level 2
Assets
Mutual Funds
Domestic Equity Funds	$200,277,851	$200,277,851	$—
International	120,295,693	120,295,693	—
Lifecycle	68,932,367	68,932,367	—
Money Markets	51,175,714	51,175,714	—
Other	40,706,179	40,706,179	—
Company common stock and warrants	3,294,378	3,294,378	—
*Common collective trust fund	16,430,473	—	16,430,473

Total Assets at Fair Value	$501,112,655	$484,682,182	$16,430,473

*

The common collective trust is Managed Income Portfolio II (“MIP II”). MIP II invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund tries to maintain a stable $1 unit price.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2013 and 2012.

Owens Corning Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments	Cost	Current Value
	Mutual funds:
Fidelity **	Institutional Money Market Portfolio	*	$47,956,043
	Contrafund K	*	83,416,503
	Diversified International Fund K	*	33,869,161
	Low Priced Stock K	*	83,284,478
	Puritan Fund K	*	22,867,589
	Freedom K Income	*	2,608,219
	Freedom K 2000	*	969,312
	Freedom K 2005	*	927,851
	Freedom K 2010	*	3,804,268
	Freedom K 2015	*	11,641,966
	Freedom K 2020	*	22,057,807
	Freedom K 2025	*	9,422,902
	Freedom K 2030	*	17,934,131
	Freedom K 2035	*	7,216,895
	Freedom K 2040	*	9,890,294
	Freedom K 2045	*	5,995,626
	Freedom K 2050	*	4,687,948
	Freedom K 2055	*	516,411
Spartan	Extended Market Index Fund - Advantage Class	*	15,357,134
Spartan	US Bond Index - Institutional Class	*	13,394,133
Spartan	500 Index - Institutional Class	*	60,447,561
PIMCO	Total Return - Institutional Class	*	30,991,232
Lazard	Emerging Markets Equity - Institutional Shares	*	16,552,782
Munder Capital Management	Mid-Cap Core Growth Class R6	*	14,284,792
Columbia Management	Columbia Acorn USA Fund Class Y	*	7,992,428
Harbor	International Fund - Institutional Class	*	7,533,048
Wells Fargo Advantage	Small Cap Value Fund - Institutional Class	*	7,010,783
Allianz	NFJ Small-Cap Value Fund - Institutional Class	*	9,374,462
American Beacon Fund	Large Cap Value Fund - Institutional Class	*	16,402,143
Goldman Sachs	Mid Cap Value Fund - Institutional Class	*	6,339,860
Fidelity **	Common Collective Trust - Managed Income Portfolio II	*	13,268,916
Owens Corning **	Company common stock	*	2,893,448
Participants	Participant notes receivable (interest rates ranging from 3.25% to 4.25%; maturity dates ranging from 2014 to 2018)	—	9,467,062

	Total		$600,377,188

*	Cost information not required
**	Represents party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By:	/S/ Mark A. Snyder
Mark A. Snyder Plan Administrator

Dated: June 26, 2014